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                                               FILED BY GENERAL ELECTRIC COMPANY
                                               PURSUANT TO RULE 425 UNDER THE
                                               SECURITIES ACT OF 1933
                                               SUBJECT COMPANY: INTERLOGIX, INC.
                                               COMMISSION FILE NO. 333-76066


                                     CONTACTS:
                                     GE INDUSTRIAL SYSTEMS
                                     Anne Witkavitch
                                     Manager - Communications & Public Affairs
                                     Tel:  860-747-7461
                                     Fax:  860-747-7393
                                     Email:  anne.witkavitch@indsys.ge.com


FOR IMMEDIATE RELEASE
---------------------

          GENERAL ELECTRIC'S EXCHANGE OFFER FOR INTERLOGIX, INC. CLOSES
                          WITH MORE THAN 90% ACCEPTANCE

FEBRUARY 20, 2002 - PLAINVILLE, CT - GE Industrial Systems, a division of General Electric Company (NYSE: GE), announced today the expiration of the exchange offer by its wholly owned subsidiary, Margaret Acquisition, Inc., for all of the outstanding shares of Interlogix, Inc. common stock (Nasdaq: ILXI). Interlogix stockholders who have validly tendered and not properly withdrawn their shares will receive payment of $19.43 in cash per share and the exchange of shares of GE common stock at a ratio of 0.5174 of a share of GE common stock for each share of common stock of Interlogix. The offer expired at 6 p.m., New York City time, on Tuesday, February 19, 2002. All shares validly tendered and not properly withdrawn prior to expiration have been accepted for payment and exchange and will be promptly paid for in cash and exchanged for GE shares.

Approximately 18,999,855 shares were tendered (including through notice of guaranteed delivery) in the offer prior to its expiration, which constitutes approximately 95% of the total number of outstanding shares of common stock of Interlogix on a fully-diluted basis.

The pending merger of Interlogix with and into Margaret Acquisition, Inc. will become effective as soon as practicable subject to the terms of the Agreement and Plan of Merger among GE, Margaret Acquisition, Inc. and Interlogix. Once the pending merger becomes effective, Interlogix will be a wholly owned subsidiary of GE, as part of the GE Industrial Systems division, and will be known as GE Interlogix, Inc.

ABOUT GE INDUSTRIAL SYSTEMS

GE Industrial Systems is a global leader in manufacturing products used to distribute, protect and control electrical power and equipment and in supplying product and service solutions for commercial, industrial, residential and utility applications. GE Industrial Systems is one of GE's major businesses. GE is the world's largest diversified technology, manufacturing and services
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company with a commitment to achieving worldwide leadership. For more information visit the website at www.GEIndustrial.com.

WE URGE YOU TO READ THE PROSPECTUS, WHICH GE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A REGISTRATION STATEMENT ON FORM S-4 ON DECEMBER 28, 2001, BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE OFFER. THE PROSPECTUS WAS SENT TO STOCKHOLDERS OF INTERLOGIX ON OR AFTER DECEMBER 28, 2001 TOGETHER WITH A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 PREPARED AND FILED BY INTERLOGIX. YOU MAY OBTAIN A FREE COPY OF THE PROSPECTUS, INTERLOGIX'S SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY GE OR INTERLOGIX, INCLUDING DOCUMENTS INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS, FROM THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN THIS INFORMATION FROM GE OR THE INFORMATION AGENT AT THE CONTACTS LISTED ABOVE.

THIS RELEASE INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ARE SUBJECT TO UNCERTAINTY AND CHANGES IN CIRCUMSTANCES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THESE EXPECTATIONS DUE TO CHANGES IN GLOBAL POLITICAL, ECONOMIC, BUSINESS, COMPETITIVE, MARKET AND REGULATORY FACTORS. MORE DETAILED INFORMATION ABOUT THOSE FACTORS IS CONTAINED IN GE'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. GE DOES NOT ASSUME ANY DUTY TO UPDATE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE BASED ON INFORMATION AVAILABLE AS OF THE DATE HEREOF, AND ARE MADE ONLY AS OF THE DATE HEREOF.